                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of April 2005


                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                   ---

            Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

DEUTSCHE BANK PUBLISHES INTERIM REPORT FOR PERIOD ENDED MARCH 31, 2005

This Report on Form 6-K contains portions of Deutsche Bank AG's Interim Report as of March 31, 2005. This Report on Form 6-K is not intended to be incorporated by reference into Registration Statements on Form S-8 filed by Deutsche Bank AG under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our Business Realignment Program, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    DEUTSCHE BANK AKTIENGESELLSCHAFT


Date: April 29, 2005

                                    By:    /s/ Krekeler
                                           -----------------------------
                                    Name:  Hans-Dirk Krekeler
                                    Title: General Counsel to the
                                             Board of Managing Directors

                                    By:    /s/ Anthony Di Iorio
                                           -----------------------------
                                    Name:  Anthony Di Iorio
                                    Title: Group Controller

DEUTSCHE BANK INTERIM REPORT AS OF MARCH 31, 2005
DEUTSCHE BANK - THE GROUP AT A GLANCE

                                                                         Three months ended
                                                                  ---------------------------------
                                                                  MAR 31, 2005         Mar 31, 2004
                                                                  ------------         ------------
  Share price at period end                                            E 66.55              E 67.65
  Share price high                                                     E 69.90              E 77.77
  Share price low                                                      E 63.35              E 62.20
  Basic earnings per share                                             E  2.36              E  1.81
  Diluted earnings per share(1)                                        E  2.09              E  1.67
  Average shares outstanding, in m., basic                                 468                  521
  Average shares outstanding, in m., diluted                               509                  563
  Return on average total shareholders' equity (after tax)                16.7%                13.2%
  Adjusted return on average active equity (after tax)                    19.2%                15.1%
  Pre-tax return on average total shareholders' equity                    27.0%                22.0%
  Pre-tax return on average active equity                                 30.2%                24.4%
  Cost/income ratio                                                       71.5%                72.6%
                                                                       -------              -------

                                                                       in E m.              in E m.
                                                                       -------              -------
  Total revenues                                                         6,583                6,154
  Provision for loan losses                                                 94                  123
  Total noninterest expenses                                             4,706                4,470
  Income before income tax expense and cumulative effect
  of accounting changes                                                  1,783                1,561
  Net income                                                             1,103                  941
                                                                       -------              -------
  Underlying revenues                                                    6,456                5,921
  Provision for credit losses                                               81                  141
  Operating cost base                                                    4,526                4,400
  Underlying pre-tax profit                                              1,837                1,377
  Underlying pre-tax return on average active equity                      31.1%                21.5%
  Underlying cost/income ratio                                            70.1%                74.3%
                                                                       -------              -------

                                                                  MAR 31, 2005         Dec 31, 2004
                                                                      in E bn.             in E bn.
                                                                      --------             --------
  Total assets                                                             901                  840
  Loans, net                                                               143                  136
  Shareholders' equity                                                    26.8                 25.9
                                                                       -------              -------
  BIS core capital ratio (Tier I)                                          9.2%                 8.6%
                                                                       -------              -------

                                                                        Number               Number
                                                                        ------               ------
  Branches                                                               1,561                1,559
    thereof in Germany                                                     831                  831
  Employees (full-time equivalent)                                      64,527               65,417
    thereof in Germany                                                  27,026               27,093
                                                                       -------              -------
  Long-term rating
    Moody's Investors Service, New York                                    Aa3                  Aa3
    Standard & Poor's, New York                                           AA -                 AA -
    Fitch Ratings, New York                                               AA -                 AA -

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 31 and 32 of this report.

(1) Including numerator effect of assumed conversions. The effect for the three months ended March 31, 2005 was E (0.08).




Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

DISCUSSION OF RESULTS

      Deutsche Bank reported income before income taxes of E 1.8 billion for the first quarter 2005, after restructuring expenses of E 168 million. Pre-tax return on average active equity was 30%, compared to 24% in the prior year first quarter. Before restructuring expenses, pre-tax return on average active equity was 33%. This figure compares with the Group's published target of 25% for 2005 (for the RoE target definition see page 29).

            Net income for the quarter was E 1.1 billion, up 17% compared to E 941 million in the first quarter 2004. Adjusted after-tax return on average active equity was 19%, compared to 15% in the first quarter 2004 and 11% for the full year 2004. Diluted earnings per share for the quarter were E 2.09, up 25% compared to E 1.67 per share in the first quarter 2004.

            The Group also announced progress on the Business Realignment
      Program: all significant organisational changes have been implemented, investments in growth areas have been made, and cost-efficiency measures are underway. Restructuring expenses in connection with the Business Realignment Program were lower than anticipated. However, the original targets of the program remain on track.

      GROUP HIGHLIGHTS

      Income before income taxes for the first quarter 2005 was E 1.8 billion, after restructuring expenses of E 168 million, up E 222 million, or 14%, compared to last year. Pre-tax return on average active equity improved from 24% in last year's first quarter to 30% in the first quarter 2005. The negative impact of restructuring expenses on the current quarter's pre-tax return on average active equity was 3 percentage points.

            Net income for the quarter was E 1.1 billion, up 17% compared to E 941 million for the first quarter 2004. Earnings per share (diluted) improved by 25% to E 2.09. The effective tax rate was 38%, compared to 39% for the full year 2004, both including the reversal of 1999/2000 credits for tax rate changes.

            Revenues for the first quarter 2005 were E 6.6 billion, up E 429 million, or 7%, compared to the prior year first quarter. Debt Sales and Trading registered a record quarter with total revenues up 26% to E 2.4 billion, driven by the bank's global leadership in high-value structured products.

            Noninterest expenses for the first quarter 2005 were E 4.7 billion, compared to E 4.5 billion in the prior year first quarter. The current quarter included restructuring charges of E 168 million.

            The operating cost base (which excludes restructuring charges) was E
      4.5 billion, up 3% compared to E 4.4 billion in last year's first quarter. The increase was mainly due to higher performance-related compensation resulting from the improved operating results. Non-compensation operating costs were 4% below the first quarter 2004. The operating cost base was favourably impacted by cost savings achieved from the Business Realignment Program.

            Provision for credit losses was E 81 million in the first quarter 2005, down 42% from E 141 million in the prior year first quarter, mainly reflecting the low level of provisions required for our corporate loan book. Problem loans were E 4.8 billion, down 23% from E 6.3 billion at the end of the first quarter 2004.

            The Group completed its third share buyback program on April 20, 2005. Since July 2004 a total of 45.5 million shares had been repurchased at an average price of E 62.32, for a total consideration of E 2.8 billion. However, our BIS Tier 1 capital ratio increased to 9.2% at the end of the first quarter, compared to 8.6% at the end of the fourth quarter 2004.

      BUSINESS SEGMENT REVIEW

      CORPORATE AND INVESTMENT BANK GROUP DIVISION

      In the Corporate and Investment Bank (CIB) underlying pre-tax profit was E
      1.6 billion for the first quarter 2005, an increase of E 457 million, or 40%, from E 1.1 billion in the first quarter 2004. Underlying revenues of E 4.5 billion increased E 563 million, or 14%, on the same period in 2004, largely driven by debt sales and trading. This significant improvement reflects in part some early benefits from the realignment of our sales and trading platform but also the highly favourable trading conditions that persisted during the first quarter.

            Sales and Trading (Debt and other products) generated record revenues of E 2.4 billion in the first quarter, an increase of E 486 million, or 26%, over the same period in 2004. Deutsche Bank continued to benefit from its global leadership in high-value structured products. Our Global Rates business showed exceptional growth based on its ability to develop cutting-edge liability management solutions for corporate and sovereign clients. Our Global Credit business continued to grow volumes and revenues off the back of strong client flows. Similarly, our Emerging Markets group performed well thanks to the creation of a cross-asset class platform. Our "market access" businesses, while facing ongoing margin erosion, have nonetheless shown consistent growth in market share. Our FX businesses, for example, topped this year's annual Euromoney Global Foreign Exchange Survey with a market share of 16.7%, the largest market share ever recorded by a winner of this survey.

            Revenues in Sales and Trading (Equity) totaled E 823 million in the quarter, E 31 million, or 4%, higher than the first quarter 2004. Revenues were driven by a strong performance in our customer-focused businesses, especially Global Equity Derivatives. In particular, Corporate Derivatives benefited from access to a wider network of client relationships as a result of the recent reorganisation. Global Prime Services also had a strong quarter. Our Equity Proprietary business took advantage of the favourable market conditions in the first quarter although overall revenues were down year on year. Difficult market conditions affected Cash Equities' performance while the absolute level of activity in the convertibles market was greatly reduced versus the same period in 2004.

            Origination and Advisory generated revenues of E 510 million in the first quarter 2005, an increase of E 56 million, or 12%, from the same period last year. Origination (Debt) revenues continued to reflect our strong position in corporate bonds, investment grade and high-yield debt and the good growth this quarter in the European market. Origination (Equity) revenues fell marginally compared to the same period last year reflecting lower levels of activity in the U.S. and Asian issuance markets. Advisory revenues have increased from last year due to market share gains in both Europe and Japan.

            Loan Products revenues of E 382 million for the first quarter 2005 were similar to the same period last year. Lending revenues decreased compared to the first quarter of 2004, mainly due to lower loan demand and lower fee income. However, these factors were offset by mark-to-market gains on our credit risk hedge positions as credit spreads have widened.

            Transaction Services revenues in the first quarter 2005, at E 485 million, were slightly below the same period in 2004 which included some revenues from the disposed Global Securities Services business. Trade Finance revenues increased driven by a stronger cross-selling of interest risk and currency risk products while Trust & Securities Services rose slightly as a result of a stronger performance from the Structured Finance Services business.

            Provision for credit losses was E 4 million in the first quarter, down from E 72 million in the same period last year, reflecting the quality of our corporate loan book as well as additional releases from successful workout cases.

            CIB's operating cost base in the first quarter totaled E 2.9 billion, a 6% increase from the comparable period last year. This increase is due entirely to higher performance-related compensation in line with the development of operational performance. Non-performance-related staff costs decreased reflecting headcount reductions announced as part of the Business Realignment Program whereas non-compensation-related expenses dropped E 84 million compared to the first quarter 2004.

            In addition to its underlying results, CIB took a restructuring charge of E 122 million, representing its share of the aforementioned Business Realignment Program announced during the fourth quarter of 2004.

      PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

      In Private Clients and Asset Management (PCAM), underlying pre-tax profit of E 408 million was in line with the first quarter 2004. Underlying revenues of E 2.0 billion were marginally higher than in the first quarter 2004. The operating cost base of E 1.6 billion was essentially unchanged compared to the first quarter 2004.

            Asset and Wealth Management (AWM) delivered underlying pre-tax profit of E 163 million in the first quarter of 2005, a slight increase of 5% compared to the first quarter 2004. Underlying revenues of E 880 million remained virtually unchanged from the first quarter 2004 as improvements in the Private Wealth Management business were offset by the effect of the strengthening of the Euro on dollar-denominated revenues and lower revenues in Asset Management. The operating cost base of E 719 million in the first quarter of 2005 was E 14 million lower than in the first quarter 2004.

            Revenues from Asset Management activities decreased compared to the first quarter 2004 due to lower investment management fees in the Americas as a result of net asset outflows in the retail business. In addition, our businesses in the Americas were negatively impacted by the aforementioned effect of the strengthening of the Euro. These declines were partially offset by net gains on the sale of assets in our real estate business and better performance in Continental Europe. Net asset inflows were E 24 billion during the first quarter 2005. Net inflows in Continental Europe were E 29 billion, of which E 24 billion related to the institutional business and E 5 billion to the retail business. These net inflows were partially offset by net outflows in the UK Institutional, Asia Pacific Institutional, and the Americas Retail business.

            Revenues in our Private Wealth Management business increased compared to the first quarter 2004, mainly reflecting the continuing growth in high-value-added products and services sold to our clients. Net new assets were E 2 billion in the first quarter 2005.

            Private & Business Clients (PBC) generated an underlying pre-tax profit of E 245 million in the first quarter 2005, a decrease of E 10 million compared to last year's first quarter. Revenues of E 1.2 billion were slightly higher than in the first quarter 2004. The operating cost base of E 832 million was E 12 million higher than in the same quarter last year, also reflecting investments in the growth of our franchise. Provision for credit losses of E 77 million was E 9 million higher than in the first quarter 2004, partly accounted for by loan volume growth.

            In addition to its underlying results, PCAM recorded restructuring charges of E 45 million in the first quarter 2005, representing its share of the Business Realignment Program.

      CORPORATE INVESTMENTS GROUP DIVISION

      Corporate Investments (CI) reported an underlying pre-tax loss of E 44 million in the first quarter of 2005, an improvement of E 63 million compared to a loss of E 107 million in the first quarter 2004. This improvement mainly reflected charges of E 32 million incurred in last year's first quarter, which related to the elimination of excess space resulting from headcount reductions and the sale of businesses.

            CI's reported income before income taxes was E 69 million in the first quarter 2005. Major contributors to the difference between reported and underlying results were net gains of E 87 million from our industrial holdings portfolio, mainly from the sale of our stake in Suedzucker AG, and net gains from other investments of E 27 million. In last year's first quarter, net gains from industrial holdings and other investments together with gains from the disposal of businesses were E 161 million.

            The book value of CI's alternative assets declined by 41% to E 1.6 billion at March 31, 2005 from E 2.7 billion at the end of last year's first quarter.

      SHARE BUYBACK PROGRAM

      The Group completed its third share buyback program on April 20, 2005. Since July 2004, a total of 45.5 million shares had been repurchased at an average price of E 62.32, for a total consideration of E 2.8 billion. Total shares repurchased under this program account for 8.3% of the Bank's current share capital. Including residual buybacks in June 2004 to complete the second buyback program, this represents a complete utilization of the 10% buyback authorization obtained from the last Annual General Meeting on June 2, 2004. After completion of the third program, the holding of own shares amounts to 33.4 million shares, or 6.1% of shares issued. The difference between the repurchase volume and the current inventory is mainly attributable to the use of treasury shares in February 2005 to hedge share awards granted to Deutsche Bank staff.

            At the upcoming Annual General Meeting on May 18, 2005, management will seek new authorization to acquire own shares of up to 10% of the current share capital.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

      To the Supervisory Board of Deutsche Bank Aktiengesellschaft

      We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of March 31, 2005, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the three month periods ended March 31, 2005 and 2004. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

            We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

            Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles.


      KPMG Deutsche Treuhand-Gesellschaft
      Aktiengesellschaft Wirtschaftspruefungsgesellschaft

      Frankfurt am Main (Germany), April 28, 2005

CONSOLIDATED STATEMENT OF INCOME


INCOME STATEMENT

                                                                                                  Three months ended
                                                                                   ---------------------------------
  in E m.                                                                          MAR 31, 2005         Mar 31, 2004
  -------                                                                          ------------         ------------
  Interest revenues                                                                       8,907                6,728
  Interest expense                                                                        7,464                5,334
  NET INTEREST REVENUES                                                                   1,443                1,394
  Provision for loan losses                                                                  94                  123
                                                                                          -----                -----
  NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                                   1,349                1,271
                                                                                          -----                -----
  Commissions and fees from fiduciary activities                                            809                  798
  Commissions, broker's fees, markups on securities underwriting
  and other securities activities                                                           918                  983
  Fees for other customer services                                                          607                  622
  Trading revenues, net                                                                   2,411                2,035
  Net gains on securities available for sale                                                110                   65
  Net income from equity method investments                                                 132                  163
  Other revenues                                                                            153                   94
                                                                                          -----                -----
  TOTAL NONINTEREST REVENUES                                                              5,140                4,760
                                                                                          -----                -----
  Compensation and benefits                                                               2,998                2,816
  Net occupancy expense of premises                                                         245                  305
  Furniture and equipment                                                                    40                   45
  IT costs                                                                                  378                  450
  Agency and other professional service fees                                                182                  170
  Communication and data services                                                           147                  156
  Other expenses                                                                            548                  528
  Goodwill impairment/impairment of intangibles                                               -                    -
  Restructuring activities                                                                  168                    -
                                                                                          -----                -----
  TOTAL NONINTEREST EXPENSES                                                              4,706                4,470
                                                                                          -----                -----
  INCOME BEFORE INCOME TAX EXPENSE AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGES                                                            1,783                1,561
  Income tax expense                                                                        649                  597
  Reversal of 1999/2000 credits for tax rate changes                                         31                   23
                                                                                          -----                -----
  INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX                       1,103                  941
  Cumulative effect of accounting changes, net of tax                                         -                    -
                                                                                          -----                -----
  NET INCOME                                                                              1,103                  941

EARNINGS PER SHARE

                                                                                                  Three months ended
                                                                                   ---------------------------------
  in E                                                                             MAR 31, 2005         Mar 31, 2004
  ----                                                                             ------------         ------------
  EARNINGS PER COMMON SHARE
  Basic
    Income before cumulative effect of accounting changes, net of tax                      2.36                 1.81
    Cumulative effect of accounting changes, net of tax                                       -                    -
    NET INCOME                                                                             2.36                 1.81
  Diluted
    Income before cumulative effect of accounting changes, net of tax(1)                   2.09                 1.67
    Cumulative effect of accounting changes, net of tax                                       -                    -
    NET INCOME                                                                             2.09                 1.67
                                                                                          -----                -----
  Number of shares in m.
  Denominator for basic earnings per share -
  weighted-average shares outstanding                                                     467.7                521.1
  Denominator for diluted earnings per share -
  adjusted weighted-average shares after assumed conversions                              509.1                563.2

(1) Including numerator effect of assumed conversions. The effect for the three months ended March 31, 2005 was E (0.08).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

                                                                                                  Three months ended
                                                                                   ---------------------------------
  in E m.                                                                          MAR 31, 2005         Mar 31, 2004
  -------                                                                          ------------         ------------

  NET INCOME                                                                              1,103                  941
                                                                                          -----                -----
  OTHER COMPREHENSIVE INCOME (LOSS):
  Reversal of 1999/2000 credits for tax rate changes                                         31                   23
  Unrealized gains (losses) on securities available for sale:
    Unrealized net gains (losses) arising during the period,
    net of tax and other                                                                     59                 (413)
    Net reclassification adjustment for realized net (gains) losses,
    net of applicable tax and other                                                         (97)                 (57)
  Unrealized net gains (losses) on derivatives hedging variability
  of cash flows, net of tax                                                                  (4)                  16
  Foreign currency translation:
    Unrealized net gains arising during the period, net of tax                              378                  350
    Net reclassification adjustment for realized net (gains) losses,
    net of tax                                                                               (1)                   6
                                                                                          -----                -----
  TOTAL OTHER COMPREHENSIVE INCOME (LOSS)                                                   366                  (75)
                                                                                          -----                -----
  COMPREHENSIVE INCOME                                                                    1,469                  866


CONSOLIDATED BALANCE SHEET

ASSETS

  in E m.                                                                          MAR 31, 2005         Dec 31, 2004
  -------                                                                          ------------         ------------
  Cash and due from banks                                                                 8,263                7,579
  Interest-earning deposits with banks                                                   21,004               18,089
  Central bank funds sold and securities purchased under resale agreements              131,335              123,921
  Securities borrowed                                                                    85,652               65,630
    Bonds and other fixed-income securities                                             229,633              224,536
    Equity shares and other variable-yield securities                                    81,201               73,176
    Positive market values from derivative financial instruments                         65,142               67,173
    Other trading assets                                                                  8,799                8,262
                                                                                        -------              -------
  Total trading assets                                                                  384,775              373,147
  Securities available for sale                                                          24,113               20,335
  Other investments                                                                       7,644                7,936
  Loans, net                                                                            142,501              136,344
  Premises and equipment, net                                                             5,035                5,225
  Goodwill                                                                                6,643                6,378
  Other intangible assets, net                                                            1,116                1,069
  Other assets                                                                           82,790               74,415
                                                                                        -------              -------
  TOTAL ASSETS                                                                          900,871              840,068


LIABILITIES AND SHAREHOLDERS' EQUITY

  in E m.                                                                          MAR 31, 2005         Dec 31, 2004
  -------                                                                          ------------         ------------
    Noninterest-bearing deposits                                                         29,594               27,274
    Interest-bearing deposits                                                           319,263              302,195
                                                                                        -------              -------
  Total deposits                                                                        348,857              329,469
    Bonds and other fixed-income securities                                              78,461               77,080
    Equity shares and other variable-yield securities                                    26,069               20,567
    Negative market values from derivative financial instruments                         67,398               71,959
                                                                                        -------              -------
  Total trading liabilities                                                             171,928              169,606
  Central bank funds purchased and securities sold under repurchase
  agreements                                                                            113,249              105,292
  Securities loaned                                                                      20,887               12,881
  Other short-term borrowings                                                            25,295               20,118
  Other liabilities                                                                      74,780               66,870
  Long-term debt                                                                        115,177              106,870
  Obligation to purchase common shares                                                    3,872                3,058
                                                                                        -------              -------
  TOTAL LIABILITIES                                                                     874,045              814,164
                                                                                        -------              -------
  Common shares, no par value, nominal value of E 2.56                                    1,404                1,392
  Additional paid-in capital                                                             11,314               11,147
  Retained earnings                                                                      20,982               19,814
  Common shares in treasury, at cost                                                     (1,909)              (1,573)
  Equity classified as obligation to purchase common shares                              (3,872)              (3,058)
  Share awards                                                                            1,872                1,513
  Accumulated other comprehensive income (loss)
    Deferred tax on unrealized net gains on securities available for sale
    relating to 1999 and 2000 tax rate changes in Germany                                (2,677)              (2,708)
    Unrealized net gains on securities available for sale, net of
    applicable tax and other                                                              1,722                1,760
    Unrealized net gains on derivatives hedging variability of cash flows,
    net of tax                                                                               33                   37
    Minimum pension liability, net of tax                                                    (1)                  (1)
    Foreign currency translation, net of tax                                             (2,042)              (2,419)
                                                                                        -------              -------
  Total accumulated other comprehensive loss                                             (2,965)              (3,331)
                                                                                        -------              -------
  TOTAL SHAREHOLDERS' EQUITY                                                             26,826               25,904
                                                                                        -------              -------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            900,871              840,068


CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                  Three months ended
                                                                                   ---------------------------------
  in E m.                                                                          MAR 31, 2005         Mar 31, 2004
  -------                                                                          ------------         ------------
  COMMON SHARES
  Balance, beginning of year                                                              1,392                1,490
  Common shares issued under employee benefit plans                                          12                    -
  Balance, end of period                                                                  1,404                1,490
  ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of year                                                             11,147               11,147
  Common shares issued under employee benefit plans                                         167                    -
  Balance, end of period                                                                 11,314               11,147
  RETAINED EARNINGS
  Balance, beginning of year                                                             19,814               20,486
  Net income                                                                              1,103                  941
  Net gains on treasury shares sold                                                          64                   80
  Other                                                                                       1                   (3)
  Balance, end of period                                                                 20,982               21,504
  COMMON SHARES IN TREASURY, AT COST
  Balance, beginning of year                                                             (1,573)                (971)
  Purchases of shares                                                                    (8,650)              (7,752)
  Sale of shares                                                                          8,311                8,067
  Treasury shares distributed under employee benefit plans                                    3                    -
  Balance, end of period                                                                 (1,909)                (656)
  EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
  Balance, beginning of year                                                             (3,058)              (2,310)
  Additions                                                                                (814)              (1,241)
  Deductions                                                                                  -                    -
  Balance, end of period                                                                 (3,872)              (3,551)
  SHARE AWARDS - COMMON SHARES ISSUABLE
  Balance, beginning of year                                                              2,965                2,196
  Deferred share awards granted, net                                                        904                1,231
  Deferred shares distributed                                                                (3)                   -
  Balance, end of period                                                                  3,866                3,427
  SHARE AWARDS - DEFERRED COMPENSATION
  Balance, beginning of year                                                             (1,452)              (1,242)
  Deferred share awards granted, net                                                       (904)              (1,231)
  Amortization of deferred compensation, net                                                362                  355
  Balance, end of period                                                                 (1,994)              (2,118)
  ACCUMULATED OTHER COMPREHENSIVE LOSS
  Balance, beginning of year                                                             (3,331)              (2,594)
  Reversal of 1999/2000 credits for tax rate changes                                         31                   23
  Change in unrealized net gains on securities available for sale,
  net of applicable tax and other                                                           (38)                (470)
  Change in unrealized net gains/losses on derivatives hedging variability
  of cash flows, net of tax                                                                  (4)                  16
  Foreign currency translation, net of tax                                                  377                  356
  Balance, end of period                                                                 (2,965)              (2,669)
                                                                                         ------               ------
  TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                                              26,826               28,574


CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                  Three months ended
                                                                                   ---------------------------------
  in E m.                                                                          MAR 31, 2005         Mar 31, 2004
  -------                                                                          ------------         ------------
  NET INCOME                                                                              1,103                  941
                                                                                         ------               ------
  Adjustments to reconcile net income to net cash used in operating activities:
    Provision for loan losses                                                                94                  123
    Restructuring activities                                                                168                    -
    Gain on sale of securities available for sale, other investments,
    loans and other                                                                        (198)                (145)
    Deferred income taxes, net                                                              312                  213
    Impairment, depreciation and other amortization and accretion                           489                  630
    Cumulative effect of accounting changes, net of tax                                       -                    -
    Share of net income from equity method investments                                     (117)                 (69)
  Net change in:
    Trading assets                                                                      (11,268)             (34,216)
    Other assets                                                                         (8,023)              (8,428)
    Trading liabilities                                                                   2,176               17,310
    Other liabilities                                                                     7,641                7,970
    Other, net                                                                             (887)                 284
                                                                                         ------               ------
  NET CASH USED IN OPERATING ACTIVITIES                                                  (8,510)             (15,387)
                                                                                         ------               ------
  Net change in:
    Interest-earning deposits with banks                                                 (2,911)              (7,435)
    Central bank funds sold and securities purchased under resale
    agreements                                                                           (7,415)              (9,849)
    Securities borrowed                                                                 (20,022)             (31,511)
    Loans                                                                                (5,897)                 262
 Proceeds from:
    Sale of securities available for sale                                                 1,659                9,994
    Maturities of securities available for sale                                           1,088                  838
    Sale of other investments                                                               662                  287
    Sale of loans                                                                         2,682                2,762
    Sale of premises and equipment                                                           36                   23
  Purchase of:
    Securities available for sale                                                        (6,145)             (12,031)
    Other investments                                                                      (503)                (283)
    Loans                                                                                (1,855)              (1,918)
    Premises and equipment                                                                 (167)                (102)
  Net cash paid for business combinations/divestitures                                        -                 (33)
  Other, net                                                                                 21                   12
                                                                                         ------               ------
  NET CASH USED IN INVESTING ACTIVITIES                                                 (38,767)             (48,984)
                                                                                         ------               ------
  Net change in:
    Deposits                                                                             19,384               44,852
    Securities loaned and central bank funds purchased and securities sold
    under repurchase agreements                                                          15,962               20,178
    Other short-term borrowings                                                           5,177                 (96)
  Issuances of long-term debt                                                            15,782                6,560
  Repayments and extinguishments of long-term debt                                       (8,485)              (7,509)
  Common shares issued under employee benefit plans                                         179                    -
  Purchases of treasury shares                                                           (8,650)              (7,752)
  Sale of treasury shares                                                                 8,380                8,141
  Cash dividends paid                                                                         -                    -
  Other, net                                                                                 33                   14
                                                                                         ------               ------
  NET CASH PROVIDED BY FINANCING ACTIVITIES                                              47,762               64,388
                                                                                         ------               ------
  Net effect of exchange rate changes on cash and due from banks                            199                  109
  Net increase in cash and due from banks                                                   684                  126
  Cash and due from banks, beginning of period                                            7,579                6,636
  Cash and due from banks, end of period                                                  8,263                6,762
  Interest paid                                                                           6,994                5,680
  Income taxes paid, net                                                                    298                  535


BASIS OF PRESENTATION

      The accompanying consolidated financial statements as of March 31, 2005 and 2004 and for the three months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2004 Financial Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet, other financial information and other information.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

      EITF 03-1 AND FSP EITF 03-1-1

      In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position, No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004. Once the effective date of the measurement and recognition guidance has been confirmed, management will assess the impact EITF 03-1 will have on our consolidated financial statements.

      FSP 109-2

      In December 2004, the FASB issued Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"). The Act, which was signed into law in the U.S. on October 22, 2004, provides for, among other things, a reduced rate of U.S. tax on dividends received from foreign subsidiaries of U.S. taxpayers. FSP 109-2 provides additional time beyond the financial reporting period of the enactment to evaluate the effects of this provision of the Act for purposes of applying SFAS No. 109, "Accounting for Income Taxes." We estimate that approximately U.S.$ 500 million may be eligible for repatriation under this provision. We are evaluating the effect of such a repatriation but do not expect that this provision will have a material impact on our consolidated financial statements.

      SFAS 123 (REVISED 2004)

      In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

            In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment "("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005.

            Management is currently evaluating the transition method to be used and the impact SFAS 123(R) will have on our consolidated financial statements. Management intends to adopt SFAS 123(R) effective January 1, 2006, as permitted by the SEC, and is assessing the impact of SAB 107 on our implementation.

      SOP 03-3

      In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows for loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP prohibits the creation of an allowance for loan losses in the initial accounting for all loans within its scope. The SOP also limits the income that can be recognized and specifies the accounting for future changes in expected cash flows on the acquired loans or securities. SOP 03-3 is effective for loans or debt securities acquired in fiscal years beginning after December 15, 2004. The adoption did not have a material impact on our consolidated financial statements.

      IFRS

      EU and German regulations require the Group to adopt International Financial Reporting Standards (IFRS) for purposes of preparing consolidated financial statements filed with EU and German regulatory authorities beginning no later than fiscal year 2007 (with 2006 comparative amounts presented). Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation to certain U.S. GAAP financial statement amounts is disclosed.

            The adoption of IFRS will not result in any adjustment to U.S. GAAP amounts, however there are a number of differences between the two accounting regimes which will cause earnings and balance sheet amounts under IFRS and U.S. GAAP to differ, perhaps significantly. The special transition rules for this adoption require, with some exceptions, that the IFRS in effect at the reporting date be applied in the opening balance sheet. Because of this, future rule changes could have an impact on the opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be predicted at this time.

SEGMENT INFORMATION

      The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

            In the first quarter 2005, the Group implemented structural changes associated with the Business Realignment Program. Most of the revisions related to organizational changes below the business segment level. Since January 1, 2005, the business support areas formerly reported as part of CIB, PCAM and CI were centralized into one infrastructure group (which also covers the Corporate Center functions). As a group-internal service provider, the infrastructure group acts on a non-profit basis and allocates its total noninterest expenses to the recipients of the services (i.e. the business segments) as part of their non-compensation expenses. Within the group divisions (CIB, PCAM, CI) employee numbers and compensation and benefits expenses declined due to this organizational change. This was, however, offset by a corresponding increase in non-compensation expenses, due to higher allocated costs from the infrastructure group. Total noninterest expenses of the group divisions, therefore, remained essentially unchanged compared to previous periods.

            All prior periods have been restated to conform to the current year's presentation.

            Effective January 3, 2005, the Group acquired asset manager Wilhelm von Finck AG as it continues to expand its Private Wealth Management franchise in Germany. Wilhelm von Finck AG covers large and complex sets of private and family assets in the areas of discretionary portfolio investment and wealth controlling.

SEGMENTAL RESULTS OF OPERATIONS

                                      Corporate and Investment Bank      Private Clients and Asset  Corporate      Total
  THREE MONTHS ENDED                                                                    Management    Invest-    Manage-
  MAR 31, 2005                       ------------------------------    ---------------------------      ments       ment
                                      Corporate    Global     Total      Asset   Private     Total             Reporting
                                      Banking &    Trans-                  and         &
                                     Securities    action               Wealth  Business
  in E m.                                         Banking              Manage-   Clients
  (except percentages)                                                    ment
  --------------------               ----------   -------  --------    -------  --------  --------  ---------  ---------
  NET REVENUES                           4,052       485     4,537        891     1,154     2,045        112      6,694
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Underlying revenues                    4,052       485     4,537        880     1,154     2,034         (2)     6,570
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Provision for loan losses                  9         6        16          1        78        78         (0)        94
  Provision for off-balance
  sheet positions(1)                        (1)      (11)      (11)        (0)       (1)       (1)        (0)       (12)
                                       -------    ------   -------     ------    ------   -------     ------    -------
  TOTAL PROVISION FOR CREDIT
  LOSSES                                     8       (4)         4          0        77        77         (0)        81
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Operating cost base                    2,587       336     2,924        719       832     1,550         42      4,516
  Minority interest                         10         -        10        (1)         0        (1)         1         10
  Restructuring activities                 107        15       122         34        11        45          0        168
  Goodwill impairment/impairment
  of intangibles                             -         -         -          -         -         -          -          -
  Policyholder benefits and
  claims                                     -         -         -         11         -        11          -         11
  Provision for off-balance
  sheet positions(1)                        (1)      (11)      (11)        (0)       (1)       (1)        (0)       (12)
                                       -------    ------   -------     ------    ------   -------     ------    -------
  TOTAL NONINTEREST EXPENSES             2,704       341     3,045        762       842     1,604         43      4,692
                                       -------    ------   -------     ------    ------   -------     ------    -------
  INCOME BEFORE INCOME TAXES             1,339       138     1,477        129       234       363         69      1,908
                                       -------    ------   -------     ------    ------   -------     ------    -------
  ADD (DEDUCT):
  Net gains on securities
  available for sale/industrial
  holdings including hedging                 -         -         -          -         -         -        (87)       (87)
  Significant equity pick-ups/
  net gains from investments(2)              -         -         -          -         -         -        (27)       (27)
  Net (gains) losses from
  businesses sold/held for sale              -         -         -          -         -         -          -          -
  Restructuring activities                 107        15       122         34        11        45          0        168
  Goodwill impairment/impairment
  of intangibles                             -         -         -          -         -         -          -          -
                                       -------    ------   -------     ------    ------   -------     ------    -------
  UNDERLYING PRE-TAX PROFIT (LOSS)       1,446       153     1,599        163       245       408        (44)     1,962
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Cost/income ratio in %                    67        72        67         86        73        78         39         70
  Underlying cost/income ratio in %         64        69        64         82        72        76        N/M         69
  Assets(3)                            771,742    19,615   785,153     37,916    79,392   117,263     16,409    893,563
  Risk-weighted positions
  (BIS risk positions)                 135,774    11,628   147,402     12,415    55,450    67,864     10,099    225,366
  Average active equity                 11,469     1,317    12,786      4,835     1,713     6,548      3,328     22,663
  Pre-tax return on average
  active equity in %                        47        42        46         11        55        22          8         34
  Underlying pre-tax return on
  average active equity in %                50        46        50         13        57        25         (5)        35

N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

                                      Corporate and Investment Bank      Private Clients and Asset  Corporate      Total
  Three Months Ended                                                                    Management    Invest-    Manage-
  Mar 31, 2004                       ------------------------------    ---------------------------      ments       ment
                                      Corporate    Global     Total      Asset   Private     Total             Reporting
                                      Banking &    Trans-                  and         &
                                     Securities    action               Wealth  Business
  in E m.                                         Banking              Manage-   Clients
  (except percentages)                                                    ment
  --------------------               ----------   -------  --------    -------  --------  --------  ---------  ---------
  NET REVENUES                           3,480       516     3,996        907     1,142     2,049        158      6,204
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Underlying revenues                    3,480       494     3,974        883     1,142     2,025         (3)     5,995
  Provision for loan losses                 57        (4)       53         (5)       69        64          6        123
  Provision for off-balance
  sheet positions(1)                        19         -        19         (1)       (1)       (1)         -         18
                                       -------    ------   -------     ------    ------   -------     ------    -------
  TOTAL PROVISION FOR CREDIT
  LOSSES                                    76        (4)       72         (5)       68        63          6        141
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Operating cost base                    2,362       396     2,758        732       819     1,551         99      4,408
  Minority interest                          1         -         1          1         -         1         (1)         2
  Restructuring activities                   -         -         -          -         -         -          -          -
  Goodwill impairment/impairment
  of intangibles                             -         -         -          -         -         -          -          -
  Policyholder benefits and
  claims                                     -         -         -         25         -        25          -         25
  Provision for off-balance
  sheet positions(1)                        19         -        19         (1)       (1)       (1)         -         18
                                       -------    ------   -------     ------    ------   -------     ------    -------
  TOTAL NONINTEREST EXPENSES             2,382       396     2,778        757       819     1,576         98      4,452
                                       -------    ------   -------     ------    ------   -------     ------    -------
  INCOME BEFORE INCOME TAXES             1,041       124     1,165        155       255       409         54      1,628
                                       -------    ------   -------     ------    ------   -------     ------    -------
  ADD (DEDUCT):
  Net gains on securities
  available for sale/industrial
  holdings including hedging                 -         -         -          -         -         -        (50)       (50)
  Significant equity pick-ups/
  net gains from investments(2)              -         -         -          -         -         -        (89)       (89)
  Net gains from businesses sold/
  held for sale                              -       (23)      (23)         -         -         -        (22)       (45)
  Restructuring activities                   -         -         -          -         -         -          -          -
  Goodwill impairment/impairment
  of intangibles                             -         -         -          -         -         -          -          -
                                       -------    ------   -------     ------    ------   -------     ------    -------
  UNDERLYING PRE-TAX PROFIT (LOSS)       1,041       101     1,142        155       255       409       (107)     1,444
                                       -------    ------   -------     ------    ------   -------     ------    -------
  Cost/income ratio in %                    68        77        69         84        72        77         62         71
  Underlying cost/income ratio in %         68        80        69         83        72        77        N/M         74
  Assets (as of Dec 31, 2004)(3)       720,596    16,589   729,872     34,945    78,930   113,818     16,442    832,933
  Risk-weighted positions
  (BIS risk positions)                 129,716    11,848   141,564     11,909    51,958    63,867     12,031    217,462

  Average active equity                 11,561     1,260    12,822      4,990     1,573     6,562      3,956     23,339
  Pre-tax return on average
  active equity in %                        36        39        36         12        65        25          5         28
  Underlying pre-tax return on
  average active equity in %                36        32        36         12        65        25        (11)        25

N/M - Not meaningful

(1) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

      The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the first quarter of 2005 and 2004:

      REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

                                                                                 Three months ended
                                                                  ---------------------------------
  in E m.                                                         MAR 31, 2005         Mar 31, 2004
  -------                                                         ------------         ------------
  Origination (equity)                                                     128                  130
  Origination (debt)                                                       268                  229
                                                                         -----                -----
  TOTAL ORIGINATION                                                        396                  359
                                                                         -----                -----
  Sales & Trading (equity)                                                 823                  792
  Sales & Trading (debt and other products)                              2,380                1,894
                                                                         -----                -----
  TOTAL SALES & TRADING                                                  3,202                2,686
                                                                         -----                -----
  Advisory                                                                 114                   95
  Loan products                                                            382                  384
  Transaction services                                                     485                  494
  Other                                                                    (42)                 (21)
                                                                         -----                -----
  TOTAL                                                                  4,537                3,996

      REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

                                                                                 Three months ended
                                                                  ---------------------------------
  in E m.                                                         MAR 31, 2005         Mar 31, 2004
  -------                                                         ------------         ------------
  Portfolio/fund management                                                623                  613
  Brokerage                                                                464                  454
  Loan/deposit                                                             586                  590
  Payments, account & remaining financial services                         212                  199
  Other                                                                    160                  193
                                                                         -----                -----
  TOTAL                                                                  2,045                2,049

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO
CONSOLIDATED RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

                                                                                                  Three months ended
                                   ---------------------------------------------------------------------------------
                                                             Mar 31, 2005                               Mar 31, 2004
                                   --------------------------------------     --------------------------------------
                                       Total      Consoli-          Total         Total       Consoli-         Total
                                     Manage-      dation &       Consoli-       Manage-       dation &      Consoli-
                                        ment       Adjust-          dated          ment        Adjust-         dated
  in E m.                          Reporting         ments                    Reporting          ments
  -------                          ---------      --------       --------     ---------       --------      --------
  Net revenues                         6,694          (110)         6,583         6,204            (49)        6,154
  Provision for loan losses               94             -             94           123              -           123
  Noninterest expenses                 4,692            15          4,706         4,452             18         4,470
                                     -------         -----        -------       -------          -----       -------
  INCOME (LOSS) BEFORE
  INCOME TAXES(1)                      1,908          (125)         1,783         1,628            (67)        1,561
                                     -------         -----        -------       -------          -----       -------
  Total assets                       893,563         7,308        900,871       832,933(2)       7,135(2)    840,068(2)
  Risk-weighted positions
  (BIS risk positions)               225,366         1,439        226,804       217,462          1,589       219,050
  Average active equity               22,663           957         23,620        23,339          2,252        25,591

(1) Income (loss) before income tax expense and cumulative effect of accounting changes.

(2) As of December 31, 2004.

      Consolidation & Adjustments includes adjustments for differences in accounting methods used for management reporting versus U.S. GAAP and adjustments related to activities that are not the responsibility of the business segments.

            In Consolidation & Adjustments, loss before income taxes was E 125 million versus E 67 million in the first quarter 2004. The increase is mainly due to higher charges related to the effects of asymmetrical accounting for non-trading derivatives used for hedging purposes. These hedges, although economically effective, do not qualify for hedge accounting under SFAS 133.

INFORMATION ON THE INCOME STATEMENT

      NET INTEREST AND TRADING REVENUES

                                                                                 Three months ended
                                                                  ---------------------------------
  in E m.                                                         Mar 31, 2005         Mar 31, 2004
  -------                                                         ------------         ------------
  Net interest revenues                                                  1,443                1,394
  Trading revenues, net                                                  2,411                2,035
                                                                         -----                -----
  TOTAL NET INTEREST AND TRADING REVENUES                                3,854                3,429
                                                                         -----                -----
  BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
    Sales & Trading (equity)                                               588                  522
    Sales & Trading (debt and other products)                            2,217                1,653
  Total Sales & Trading                                                  2,805                2,175
  Loan products(1)                                                         226                  227
  Transaction services                                                     221                  208
  Remaining products(2)                                                      1                   19
                                                                         -----                -----
  Total Corporate and Investment Bank                                    3,253                2,628
  Private Clients and Asset Management                                     694                  876
  Corporate Investments                                                    (39)                 (40)
  Consolidation & Adjustments                                              (53)                 (35)
                                                                         -----                -----
  TOTAL NET INTEREST AND TRADING REVENUES                                3,854                3,429

(1) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(2) Includes net interest and trading revenues of origination, advisory and other products.

      PENSIONS AND OTHER POSTRETIREMENT BENEFITS

                                                  Pension benefits          Postretirement benefits
                                      ----------------------------     ----------------------------
                                                Three months ended               Three months ended
                                      ----------------------------     ----------------------------
  in E m.                             Mar 31, 2005    Mar 31, 2004     Mar 31, 2005    Mar 31, 2004
  -------                             ------------    ------------     ------------    ------------
  Service cost                                  65              63                1               2
  Interest cost                                 96              97                2               3
  Expected return on plan assets               (97)            (97)               -               -
  Actuarial loss recognized                     11              17                -               -
  Settlement/curtailment                         2               -                -               -
  Amortization of unrecognized
  transition obligation (asset)
  in accordance with SFAS 87                     -               3                -               -
                                               ---             ---              ---             ---
  TOTAL DEFINED BENEFIT PLANS                   77              83                3               5
  Defined contribution plans                    48              41                -               -
                                               ---             ---              ---             ---
  NET PERIODIC BENEFIT EXPENSE                 125             124                3               5

      In addition to the contributions expected for 2005 as disclosed in the Financial Report 2004 on page 95 and in the 2004 SEC Form 20-F on page F-54, special contributions of approximately E 5 million and approximately E 1 million were made in Germany and in the United Kingdom, respectively, in the first quarter 2005.

            As a result, the Group expects to fund its pension schemes in 2005 for a total of approximately E 256 million.

            A SFAS No. 88 charge of approximately E 2 million as a consequence of restructuring occurred in the United States during the first quarter 2005.

      SFAS 123 PRO FORMA INFORMATION

                                                                                 Three months ended
                                                                  ---------------------------------
  in E m.                                                         MAR 31, 2005         Mar 31, 2004
  -------                                                         ------------         ------------
  Net income, as reported                                                1,103                  941
  Add: Share-based compensation expense included in
  reported net income, net of related tax effects(1)                       149                  125
  Deduct: Share-based compensation expense determined
  under fair value method for all awards, net of related
  tax effects(1)                                                          (147)                (127)
                                                                        ------               ------
  PRO FORMA NET INCOME                                                   1,105                  939
                                                                        ------               ------
  Earnings per share
    Basic - as reported                                                 E 2.36               E 1.81
    Basic - pro forma                                                   E 2.36               E 1.81
    Diluted - as reported(2)                                            E 2.09               E 1.67
    Diluted - pro forma(2)                                              E 2.09               E 1.67

(1) Amounts for the three months ended March 31, 2005 and 2004 do not reflect any share-based awards related to the 2005 and 2004 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

(2) Including numerator effect of assumed conversions. The effect for the three months ended March 31, 2005 was E (0.08).

INFORMATION ON THE BALANCE SHEET

      SECURITIES AVAILABLE FOR SALE

                                                        Mar 31, 2005                                    Dec 31, 2004
                        --------------------------------------------     -------------------------------------------
                          Fair        Gross unrealized     Amortized       Fair       Gross unrealized     Amortized
                         Value                 holding          cost      Value                holding          cost
                                     -----------------                               -----------------
  in E m.                            gains      losses                               gains      losses
  -------               ------       -----      ------     ---------     ------      -----      ------     ---------
  Debt securities       17,432         209        (93)        17,316     13,696        286       (127)        13,537
  Equity securities      6,681       1,642         (9)         5,048      6,639      1,631         (7)         5,015
                        ------       -----       ----         ------     ------      -----       ----         ------
  TOTAL                 24,113       1,851       (102)        22,364     20,335      1,917       (134)        18,552

      PROBLEM LOANS

                                                             Mar 31, 2005                               Dec 31, 2004
                                     ------------------------------------     --------------------------------------
                                     Impaired  Non-performing       Total               Non-performing         Total
                                        loans     homogeneous                 Impaired     homogeneous
  in E m.                                               loans                    loans           loans
  -------                            --------  --------------       -----     --------  --------------         -----
  Nonaccrual loans                      3,386           1,135       4,522        3,401           1,098         4,499
  Loans 90 days or more past due
  and still accruing                       15             215         229           26             221           247
  Troubled debt restructurings             92               -          92           89               -            89
                                        -----           -----       -----        -----           -----         -----
  TOTAL PROBLEM LOANS                   3,493           1,350       4,843        3,516           1,319         4,835

      ALLOWANCES FOR CREDIT LOSSES

  Allowance for on-balance sheet positions                                       Three months ended
                                                                  ---------------------------------
  in E m.                                                         Mar 31, 2005         Mar 31, 2004
  -------                                                         ------------         ------------
  BALANCE, BEGINNING OF YEAR                                             2,345                3,281
                                                                         -----                -----
  Provision for loan losses                                                 94                  123
  NET CHARGE-OFFS                                                         (136)                (396)
    Charge-offs                                                           (172)                (429)
    Recoveries                                                              36                   33
  Allowance related to acquisitions/divestitures                             -                    -
  Foreign currency translation                                              20                   22
                                                                         -----                -----
  BALANCE, END OF PERIOD                                                 2,323                3,030

  Allowance for off-balance sheet positions                                      Three months ended
                                                                  ---------------------------------
  in E m.                                                         Mar 31, 2005         Mar 31, 2004
  -------                                                         ------------         ------------
  BALANCE, BEGINNING OF YEAR                                               345                  416
                                                                         -----                -----
  Provision for credit losses on lending-related
  commitments                                                              (12)                  18
  Allowance related to acquisitions/divestitures                             -                    -
  Foreign currency translation                                               4                    3
                                                                         -----                -----
  BALANCE, END OF PERIOD                                                   336                  437

      OTHER ASSETS AND OTHER LIABILITIES

      The largest individual component of other assets at March 31, 2005 and December 31, 2004 was pending securities transactions past settlement date of E 10,166 million and E 8,984 million, respectively. Other assets also included loans held for sale, which were E 8,567 million and E 8,194 million at March 31, 2005 and December 31, 2004, respectively. These loans held for sale were acquired in the course of our securitization activities or originated in our loan business. Among other items included in other assets were other assets related to insurance business of E 6,382 million and E 6,733 million at March 31, 2005 and December 31, 2004, respectively, accrued interest receivable of E 4,208 million and E 3,854 million at March 31, 2005 and December 31, 2004, respectively, and due from customers on acceptances of E 107 million and E 74 million at March 31, 2005 and December 31, 2004, respectively.

            Pending securities transactions past settlement date of E 9,357 million and E 9,562 million at March 31, 2005 and December 31, 2004, respectively, were also the largest individual component of other liabilities. Among other items also included in other liabilities were insurance policy claims and reserves of E 6,885 million and E 7,935 million at March 31, 2005 and December 31, 2004, respectively, accrued interest payable of E 4,693 million and E 4,223 million at March 31, 2005 and December 31, 2004, respectively, and acceptances outstanding of E 107 million and E 74 million at March 31, 2005 and December 31, 2004, respectively.

      LONG-TERM DEBT

  in E m.                                                         MAR 31, 2005         Dec 31, 2004
  -------                                                         ------------         ------------
  SENIOR DEBT
  Bonds and notes
    Fixed rate                                                          56,196               53,834
    Floating rate                                                       43,649               39,463

  SUBORDINATED DEBT
  Bonds and notes
    Fixed rate                                                          10,499                9,505
    Floating rate                                                        4,833                4,068
                                                                       -------              -------
  TOTAL                                                                115,177              106,870

      LIABILITY FOR RESTRUCTURING ACTIVITIES

                                       BRP restructuring liability established in             TOTAL
                                       ------------------------------------------
  in E m.                               4th quarter 2004         1st quarter 2005
  -------                               ----------------         ----------------             -----
  AS OF DEC 31, 2004                                 230                        -               230
  Additions                                            -                      168               168
  Utilization                                        142                       84               226
  Releases                                             -                        -                 -
  Increases due to exchange
  rate fluctuations                                    6                        -                 6
                                                     ---                      ---               ---
  AS OF MAR 31, 2005                                  94                       84               178

OTHER FINANCIAL INFORMATION

VARIABLE INTEREST ENTITIES (VIES)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

MAR 31, 2005                          Consolidated VIEs                          Significant VIEs
                                      -----------------         ---------------------------------
                                             Aggregated           Aggregated              Maximum
in E m.                                    total assets         total assets     exposure to loss
-------                               -----------------         ------------     ----------------
Commercial paper programs                         1,289               18,116               21,469
Guaranteed value mutual funds                       595                7,436                7,436
Asset securitization                             11,356                    -                    -
Structured finance and other                     14,375                2,419                  484
Commercial real estate leasing
vehicles and closed-end funds                     1,011                1,333                   88

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

in E m.                                                         MAR 31, 2005         Dec 31, 2004
-------                                                         ------------         ------------
Commitments to extend credit
  Fixed rates(1)                                                      27,683               27,897
  Variable rates(2)                                                   84,303               77,268
Financial guarantees, standby letters of credit and
performance guarantees                                                26,944               26,870
                                                                     -------              -------
TOTAL                                                                138,930              132,035

(1) Includes commitments to extend commercial letters of credit and guarantees of E 2.3 billion and E 2.4 billion at March 31, 2005 and December 31, 2004, respectively.

(2) Includes commitments to extend commercial letters of credit and guarantees of E 1.0 billion and E 902 million at March 31, 2005 and December 31, 2004, respectively.

In addition, the Group had loan commitments of E 19.0 billion and E 19.2 billion at March 31, 2005 and December 31, 2004, respectively, that were revocable at any time.

VALUE-AT-RISK OF TRADING UNITS(1, 2)

                                     Total          Interest      Equity price           Foreign         Commodity
                                                   rate risk              risk     exchange risk        price risk
                             -------------     -------------     -------------     -------------     -------------
in E m.                      2005     2004     2005     2004     2005     2004     2005     2004     2005     2004
-------                      ----     ----     ----     ----     ----     ----     ----     ----     ----     ----
Average(3)                   66.9     71.6     49.2     61.7     38.9     30.8      9.1     10.6      5.9      7.0
Maximum(3)                   79.2     97.9     60.2     91.1     43.1     45.1     18.2     25.9      8.4     10.8
Minimum(3)                   57.8     54.5     41.9     39.7     30.5     19.9      5.5      2.9      3.5      3.8
Period-end(4)                64.0     66.3     53.1     41.1     31.7     42.6      8.6     17.2      5.6      5.1

(1)   All figures for 1-day holding period; 99% confidence level.

(2)   Value-at-risk is not additive due to correlation effects.

(3) Amounts show the bands within which the values fluctuated during the period January 1 to March 31, 2005 and the year 2004, respectively.

(4) Figures for 2004 as of December 31, 2004; figures for 2005 as of March 31, 2005.

CAPITAL ACCORDING TO BIS

in E m.                                                         MAR 31, 2005         Dec 31, 2004
-------                                                         ------------         ------------
TIER I
Common shares                                                          1,404                1,392
Additional paid-in capital                                            11,314               11,147
Retained earnings, common shares in treasury, equity
classified as obligation to purchase common shares,
share awards, foreign currency translation                            15,031               14,277
Minority interests                                                       772                  548
Noncumulative trust preferred securities                               3,479                2,520
Other (equity contributed on silent partnership
interests)                                                               551                  525
Items deducted (principally goodwill and tax effect of
available for sale securities)                                      (11,765)             (11,682)
                                                                    --------             --------
TOTAL CORE CAPITAL                                                    20,786               18,727
                                                                    --------             --------
TIER II

Unrealized gains on listed securities (45% eligible)                     775                  788
Other inherent loss allowance                                            443                  453
Cumulative preferred securities                                          800                  762
Subordinated liabilities, if eligible according to BIS                 8,704                7,882
                                                                    --------             --------
TOTAL SUPPLEMENTARY CAPITAL                                           10,722                9,885
                                                                    --------             --------
TOTAL REGULATORY CAPITAL(1)                                           31,508               28,612

(1)   Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in E m., unless stated otherwise                                MAR 31, 2005         Dec 31, 2004
--------------------------------                                ------------         ------------
BIS risk position(1)                                                 226,804              216,787
BIS capital ratio (Tier I + II + III)(2)                               13.9%                13.2%
BIS core capital ratio (Tier I)                                         9.2%                 8.6%

(1) Primarily comprised of credit risk weighted assets. Also includes market-risk equivalent assets of E 10.6 billion and E 10.1 billion at March 31, 2005 and December 31, 2004, respectively.

(2)   Currently we do not have Tier III capital components.

OTHER INFORMATION

LITIGATION

WorldCom Litigation. Deutsche Bank AG and Deutsche Bank Securities Inc., the Group's U.S. broker-dealer subsidiary ("DBSI"), are defendants in more than 40 actions filed in federal and state courts arising out of alleged material misstatements and omissions in the financial statements of WorldCom Inc. DBSI was a member of the syndicate that underwrote WorldCom's May 2000 and May 2001 bond offerings, which are among the bond offerings at issue in the actions. Deutsche Bank AG, London branch was a member of the syndicate that underwrote the sterling and Euro tranches of the May 2001 bond offering. Plaintiffs are alleged purchasers of these and other WorldCom debt securities. The defendants in the various actions include certain WorldCom directors and officers, WorldCom's auditor and members of the underwriting syndicates for the debt offerings. Plaintiffs allege that the offering documents contained material misstatements and/or omissions regarding WorldCom's financial condition. The claims against DBSI and Deutsche Bank AG are made under federal and state statutes (including securities laws), and under various common law doctrines. The largest of the actions against Deutsche Bank AG and DBSI is a class action litigation in the U.S. District Court in the Southern District of New York, in which the class plaintiffs are the holders of a significant majority of the bonds at issue. On March 10, 2005, Deutsche Bank AG and DBSI reached a settlement agreement, subject to court approval, resolving the class action claims asserted against them, for a payment of approximately U.S.$ 325 million. The settlement of the class action claims does not resolve the individual actions brought by investors who chose to opt out of the federal class action. The financial effects of the class action settlement are reflected in our 2004 consolidated financial statements.

   Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. The Group had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Board of Managing Directors was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed the Group they may assert claims against the Group because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although the Group is in ongoing discussions, the Group cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against the Group in August 2004 alleging that payments received by the Group in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against the Group alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

      Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

RoE TARGET DEFINITION

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

      In light of this convergence, our 2005 pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges divided by average active equity.

      Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

                                                                               THREE MONTHS ENDED
in E m., unless stated otherwise                                                     MAR 31, 2005
--------------------------------                                               ------------------
REPORTED INCOME BEFORE INCOME TAXES(1)                                                      1,783
ADD:
  Restructuring activities (Business Realignment Program-related)                             168
INCOME BEFORE INCOME TAXES (TARGET DEFINITION)                                              1,951
Average active equity                                                                      23,620
Pre-tax return on average active equity (target definition)                                 33.0%

(1) Income before income tax expense and cumulative effect of accounting changes.

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

This document contains non-U.S. GAAP financial measures, including underlying revenues, total provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

-     definitions of such non-U.S. GAAP financial measures,

- reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.

DEFINITIONS OF FINANCIAL MEASURES

We use the following terms with the following meanings:

- Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).

- Total provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).

- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment/impairment of intangibles.

- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles and specific revenue items as referred to in the respective tables.

- Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.

-     Adjusted return on average active equity (after tax) in %: Net income
      (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

-     Underlying equity turnover (based on average active equity) in %:
      Underlying revenues (annualized) as a percentage of average active equity. Equity turnover (based on average active equity) in %: Net revenues (annualized) as a percentage of average active equity. Equity turnover (based on average shareholders' equity) in %: Net revenues (annualized) as a percentage of average shareholders' equity.

- Underlying profit margin in %: Underlying pre-tax profit as a percentage of underlying revenues. Profit margin in %: Income before income taxes as a percentage of net revenue.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 24, 2005 on pages F-62 and F-63 and in our Financial Report 2004 on pages 103 to 105.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.


in E m.                                                       Three months ended
-------                                             ----------------------------           Change
                                                    MAR 31, 2005    Mar 31, 2004             in %
                                                    ------------    ------------           ------
REPORTED NET REVENUES(1)                                   6,583           6,154                7
ADD (DEDUCT):
  Net gains on securities available for sale/
  industrial holdings including hedging                     (87)            (50)               73
  Significant equity pick-ups/net gains
  from investments(2)                                       (27)            (89)             (70)
  Net gains from businesses sold/
  held for sale                                                -            (45)              N/M
  Policyholder benefits and claims(3)                       (15)            (50)             (71)
UNDERLYING REVENUES                                        6,456           5,921                9
                                                           -----           -----             ----

REPORTED PROVISION FOR LOAN LOSSES                            94             123             (24)
  Provision for off-balance sheet positions(4)              (12)              18              N/M
TOTAL PROVISION FOR CREDIT LOSSES                             81             141             (42)
                                                           -----           -----             ----

REPORTED NONINTEREST EXPENSES                              4,706           4,470                5
ADD (DEDUCT):
  Restructuring activities                                 (168)               -              N/M
  Goodwill impairment/impairment of intangibles                -               -              N/M
  Minority interest                                         (11)             (2)              N/M
  Policyholder benefits and claims(3)                       (15)            (50)             (71)
  Provision for off-balance sheet positions(4)                12            (18)              N/M
OPERATING COST BASE                                        4,526           4,400                3
                                                           -----           -----             ----

REPORTED INCOME BEFORE INCOME TAXES(5)                     1,783           1,561               14
ADD (DEDUCT):

  Net gains on securities available for sale/
  industrial holdings including hedging                     (87)            (50)               73
  Significant equity pick ups/net gains
  from investments(2)                                       (27)            (89)             (70)
  Net gains from businesses sold/
  held for sale                                                -            (45)              N/M
  Restructuring activities                                   168               -              N/M
  Goodwill impairment/impairment of intangibles                -               -              N/M
UNDERLYING PRE-TAX PROFIT                                  1,837           1,377               33

N/M - Not meaningful

(1) Net interest revenues before provision for loan losses and total noninterest revenues.

(2) Includes net gains/losses from significant equity method investments and other significant investments.

(3) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(4) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

(5) Income before income tax expense and cumulative effect of accounting changes.

RECONCILIATION OF GROUP REPORTED AND UNDERLYING RATIOS

in E m.                                                                        Three months ended           Change
-------                                                              ----------------------------        ---------
                                                                     MAR 31, 2005    Mar 31, 2004
                                                                     ------------    ------------
RECONCILIATION OF COST RATIOS

REPORTED NONINTEREST EXPENSES                                               4,706           4,470               5%
DEDUCT:
  Compensation and benefits                                                 2,998           2,816               6%
NON-COMPENSATION NONINTEREST EXPENSES                                       1,708           1,654               3%
                                                                           ------          ------        ---------
ADD (DEDUCT):

  Restructuring activities                                                  (168)               -              N/M
  Goodwill impairment/impairment of intangibles                                 -               -              N/M
  Minority interest                                                          (11)             (2)              N/M
  Policyholder benefits and claims                                           (15)            (50)            (71)%
  Provision for off-balance sheet positions                                    12            (18)              N/M
NON-COMPENSATION OPERATING COST BASE                                        1,528           1,585             (4)%
                                                                           ------          ------        ---------

Cost/income ratio                                                           71.5%           72.6%        (1.1) ppt
Underlying cost/income ratio                                                70.1%           74.3%        (4.2) ppt
Compensation ratio                                                          45.5%           45.8%        (0.3) ppt
Underlying compensation ratio                                               46.4%           47.6%        (1.2) ppt
Non-compensation ratio                                                      25.9%           26.9%        (1.0) ppt
Underlying non-compensation ratio                                           23.7%           26.8%        (3.1) ppt

RECONCILIATION OF PROFITABILITY RATIOS

NET INCOME                                                                  1,103             941              17%
ADD (DEDUCT):
  Reversal of 1999/2000 credits for tax rate changes                           31              23              35%
  Cumulative effect of accounting changes, net of tax                           -               -              N/M
ADJUSTED NET INCOME                                                         1,134             964              18%
                                                                           ------          ------        ---------

AVERAGE SHAREHOLDERS' EQUITY                                               26,400          28,422             (7)%
ADD (DEDUCT):
  Average unrealized gains on securities available for sale, net of tax and average deferred taxes relating to 1999 and
  2000 tax rate changes in Germany                                        (1,739)         (1,885)             (8)%
  Average dividends                                                       (1,041)           (946)              10%
AVERAGE ACTIVE EQUITY                                                      23,620          25,591             (8)%
                                                                           ------          ------        ---------

Return on average shareholders' equity (after tax)                          16.7%           13.2%          3.5 ppt
Adjusted return on average active equity (after tax)                        19.2%           15.1%          4.1 ppt

Pre-tax return on average shareholders' equity                              27.0%           22.0%          5.0 ppt
Pre-tax return average active equity                                        30.2%           24.4%          5.8 ppt
Underlying pre-tax return on average active equity                          31.1%           21.5%          9.6 ppt

Equity turnover (based on average shareholders' equity)                     99.7%           86.6%         13.1 ppt
Equity turnover (based on average active equity)                           111.5%           96.2%         15.3 ppt
Underlying equity turnover (based on average active equity)                109.3%           92.5%         16.8 ppt

Profit margin                                                               27.1%           25.4%          1.7 ppt
Underlying profit margin                                                    28.5%           23.3%          5.2 ppt

ppt - percentage points

N/M - Not meaningful


32